

December 6, 2012

<u>Via E-mail</u>
Mr. Douglas L. Bruggeman
Chief Financial Officer
Rex American Resources Corporation
2875 Needmore Road
Dayton, Ohio 45414

      RE: **Rex American Resources Corporation**
                Form 10-K for the Year Ended January 31, 2012
                Filed April 9, 2012
                File No. 1-9097

Dear Mr. Bruggeman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Rufus Decker

                                      Rufus Decker
                                      Accounting Branch Chief